PRESS RELEASE

MINE PERMIT APPLICATION FILED

January 16, 2007, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce that it has filed an application with the Ministry of Energy, Mines and Petroleum Resources of British Columbia, for a Permit to develop its New Afton Copper-Gold Project, located near Kamloops, British Columbia, into one of Canada’s largest underground metal mines.

In making this announcement, Chris Bradbrook, President and CEO, commented: “This is another very important step for the Company in its efforts to develop the New Afton Project into a substantial new underground mine.  We had previously submitted a draft application for review, and have now been able to submit the formal application.  As the completion of the Feasibility Study approaches we are looking forward to being in a position to make a production decision as quickly as possible.”

This application is made under the Mines Act (BC), and is for the approval of both the Mine Plan and Reclamation Program.  The Mines Act review and approval process is administered through the multi-agency South-Central Mine Development Review Committee (“SCMDRC”) which is responsible for coordinating the permitting requirements of its member agencies. The application will be reviewed by these agencies.  In addition, presentations will be made to the local First Nations, and to the public. At the conclusion of a 60-day review period, the SCMDRC will prepare a recommendation report which is submitted to the Chief Inspector of Mines for a permit decision.  Any additional permits which are required as project construction moves forward will be applied for as necessary.

An update on activities and progress at the New Afton Project will be released in the near future.

New Gold currently has approximately CDN$66 million in cash and short term investments, and has 24 million shares outstanding and 30.5 million fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The Company does not intend, and does not assume any obligations, to update these forward-looking statements and information.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.